CYBOLT

End-to-end digital risk management and cybersecurity solutions



Highlights

Highlights

1. $26M + in revenue in the past 12 months. Projected revenue of $50M in 2021 (not guaranteed)

2. Global industry value of $163B in 2020, expected to be $418B by 2028

3. Strong EBITDA margins

4. Digital security has become more necessary than ever

5. Result of the successful merger of market leaders in Latin America

6. 200+ active international clients

6. 200+ active international clients

Our Team



Mauricio Rioseco

Mauricio has more than 25 years of experience in investment banking & corporate finance. He has been involved in more than 30 M&A transactions with emphasis in IT, services, hotel and manufacturing sectors.

Every organization, regardless of size and scope, faces one dominant problem: digital risk. In today's post-COVID world, due to our increasing reliance on border-less workplace technology, digital security has become more necessary than ever. Cybolt is a pure-security player that aims to create trustworthy environments for its clients, preparing them to face the threats and risks to come.



Luis Adrian Gomez

Luis leads the executive group, building the business platform for the next five years strategy. With more than 20 years of background in the industry, Luis knows the ins and outs of the cybersecurity industry.



Sitlalmina Hernandez

 Sitlalmina is our Cyber intelligence specialist. She has been working with both Mexican and American governments in many bilateral projects related to cyber terrorism, fighting and legal procedures. Now she is a valuable member of Cybolt.



Javier Vargas

Javier had a 30-year career heading the sales department in IBM and HP, among others. Today, he oversees sales and revenues for Cybolt.



Carlos Kornhauser

Carlos is one of the most recognized consultants on cybersecurity, business continuity, and compliance for many industries, especially on banking and securities. Carlos is developing the compliance framework as a foundation of Cybolt's strategy.



Oscar Gutierrez Cruz

Oscar is in charge of Cybolt's finances, corporate compliance and taxes. He previously worked on financial control, procurement, and funding for 10 years



Salvador Aranda

Salvador has been developing the "As a Service" model named "Cybolt Protect". In this model, Cybolt is in charge of managing the end-to-end security, including all the software and resources, for the same price every month.



Gonzalo De Velasco

Gonzalo has been working in digital private safety (smart & safe city projects) for the last 30 years. Including our current project with Cybolt which provides passport automatic validation on all the Mexican airports and bridges.



Alfredo Sastre

Alfredo is an important person in the cybersecurity industry. For the past years, he has established more than 45 partnerships and collaborations with the most important cybersecurity providers around the world.



Luis Alberto Gomez

Luis Alberto focuses on operations management, mainly in the field of information technologies and information security. He has worked in different areas like app development, data center and help desk operations, strategic management, among others.



Cuauhtemoc Cazares



Camila Rioseco



Olga Garci-Crespo



Evelyn Salazar

Validated business model for Cybersecurity services to the American market, with low-cost near shore sourcing.

GOOD GUYS VS BAD GUYS

While you are reading this line, at least one cyberattack is happening around the world. Cybolt helps companies, organizations, and governments manage digital risks and live in an environment of confidence and certainty.

In today's post-COVID world, due to the increasing reliance on border-less workplace technology, every organization (regardless of size and industry) faces digital threats. However, solving digital threats goes beyond simply installing an antivirus system. Cyberattackers have become smarter, faster, and more accurate. At the same time, the offering for the protection has turned complex, expensive and blurred. This is where Cybolt comes to help.

Just last May, Colonial Pipeline, the largest pipeline system for refined products in the US, was hit by a major cyberattack, prompting the company to shut down its gas pipeline, resulting in more than 10,000 gas stations across de US being out of fuel. But you already knew this, right? Well...we know how to prevent, stop, and manage this kind of threats.
Cybolt is a pure-security player that aims to create trustworthy environments for its clients, preparing them to face the threats and risks to come. Global industry value of $163B in 2020, expected to be $418B by 2028

Dynamic solutions for an ever-changing industry

Cybersecurity is an extremely fragmented marketplace with over 3,500 vendors aiming to provide solutions. Cybolt simplifies this by gathering the offering in a One-Stop-Shop, so that our clients get all the solutions from the same place.



BROADCOM | RSA | paloalto | CYBERARK | BlackBerry | Microsoft
IBM | tenable | NUCTECH | tripwire | Acronis | VERACODE
BIOCATCH | Cyberint | CalCom | alhua | VERIDIUM | DIGITAL CLUES
Forcepoint | VERITAS | MICRO FOCUS | TREND MICRO | KnowBe4 | VARONIS

With Cybolt, companies can implement a digital risk management solution at an efficient cost. Cybolt eliminates the need for multiple suppliers by providing high levels of service via a single point of contact.

Our team of more than 150 security specialists is constantly upgrading skills to stay one step ahead of any cyber-threats.

KEEP IT SAFE!

Imagine that any company is like a city. People live inside and the city provides them with services for their everyday life. Outside the city, there are threats to use, kidnap and steal its resources. Security is a must and that's why the city has policeman, firefighters, and doctors (just in case some of those threats generate an insecurity event). This is the same principle with Cybersecurity.

Cybolt protects and helps its clients before, during and after a security event. We provide the hardware, software, resources, and minds to keep it safe. To prevent or react accordingly to an attack, we must have a security system in place; this is what cybersecurity does.



IDENTIFY
PROTECT
DETECT
RESPOND
RECOVER
INFORMATION
SERVERS
ENDPOINTS
IDENTITY

Our cybersecurity model is based on world class standards and provides a full range of services and tools for safety and compliance based on ISO27001 and other high-quality standards. With this model, we follow a structure that includes all business lines for the full cycle and for all kind of assets, in any industry.


Identify
Protect
Detect
Respond
Recover
cloud
Monitoring & Management
Incident Management
Cyberintelligence
on-premise
Forensic Investigation
Business Resilience
Backoffice & Apps
Endpoint
Network
IoT
Public Safety
Corporate Safety
Information
Identity
Integral Risk management and visibility

Cybolt's operation center, where most services are delivered, is located 30 miles from Mexico City. The facility is designed to provide high availability services supported by power generation and backup. Also, the facility is fully secured (24/7) with the highest levels of security (policeman, CCTV, etc). In this complex, we deploy our own certified Data Center with one thousand working positions for business continuity.

Inside the facility, through local specialized engineers, we provide cybersecurity services to different parts of the world in both Spanish and English language at low costs.

PAST AND FUTURE

Today, Cybolt is proud to serve 200+ companies with different sizes across a variety of industries in both the public and private sectors, including 4 of the largest banks of the world, the Mexican government and industry leaders in retail, communications, and services industries.


2020 Revenues by Sector
37%
26%
21%
9%
3%
2%
2%
Finance
Government
IT
Retail
Manufacturing
Services
Telecom

THE FINANCIAL VISION

Cybolt's revenue is growing at more than 54% per year. Even in the midst of the Covid-19 pandemic, we were able to increase our EBITDA margin to 20% in 2020, and we are on track to meet our goal of $50M in revenues in 2021. (*These are forward-looking projections and are not guaranteed*)



In the following years, we have an ambitious organic and inorganic growth plan, with the goal of reaching a USD 1 billion valuation (not guaranteed).



The above image contains projections that are not guaranteed.

With your investment, we project that Cybolt will continue to capitalize on our current growth and success by establishing new partnerships with new players. The entrance to the US and European markets will be done through the acquisition of strategic players with commercial reach. Delivery will be done from Latin America, with high quality standards and a very efficient cost structure and FX advantages.

BE CYBOLT!

Come with us and Be Cybolt!



Click here for "Be Cybolt" Instagram Filter